Exhibit 12.1

HUDSON PACIFIC PROPERTIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED DIVIDENDS
(Unaudited; in thousands, except ratios)

	Consolidated				Historical Combined
	For the year ended December 31,
	2014	2013	2012	2011	2010
Earnings Available for Fixed Charges
and Preferred Dividends:
Net loss	$23,522	$(2,594)	$(5,006)	$(2,238)	$(2,682)

Plus fixed charges:
Interest expense (including amortization of loan fees)	$25,932	$25,470	$19,071	$17,480	$8,831
Capitalized interest and loan fees	6,938	4,562	1,461	189	165
Estimate of interest within rental expense	174	144	153	124	46
Fixed Charges	$33,044	$30,176	$20,685	$17,793	$9,042

Plus:
Amortization of capitalized interest	$232	$115	$73	$73	$73
Less:
Capitalized interest and loan fees	(6,938)	(4,562)	(1,461)	(189)	(165)
Earnings	$49,860	$23,135	$14,291	$15,439	$6,268

Combined Fixed Charges and
Preferred Dividends:
Fixed charges (from above)	$33,044	$30,176	$20,685	$17,793	$9,042
Preferred dividends	12,785	12,924	12,924	8,108	817
Combined fixed charges and preferred dividends:	$45,829	$43,100	$33,609	$25,901	$9,859

Ratio of earnings to combined fixed charges and preferred dividends	1.09	0.54	0.43	0.60	0.64
Deficiency	$—	$19,919	$19,318	$10,462	$3,591